UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 4, 2023

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis executes Sandoz Spin-off, completing strategic transformation into a leading, focused innovative medicines company

Ad hoc announcement pursuant to Art. 53 LR

•	Novartis executes separation of the Sandoz business to create an independent company by way of a 100% Spin-off
•	Shares of Sandoz will be listed and commence trading today on the SIX Swiss Exchange
•	Spin-off allows shareholders to benefit from a Novartis with capital and management attention fully focused on innovative medicines
•	Novartis pipeline one of the industry’s most competitive, focused on key next-generation platforms and four core therapeutic areas
•	Company reiterates guidance for FY 2023, with sales expected to grow high single digits and core operating income low double digits to mid-teens[1]
•	Novartis to maintain consistent approach to capital allocation priorities including share buy-back and continued strong and growing dividend policy, with no re-basing after the Sandoz Spin-off

Basel, October 4, 2023 — Novartis today completed the Spin-off of Sandoz, its Generics and Biosimilars business, through a dividend-in-kind distribution to holders of Novartis shares and American Depositary Receipts (ADRs), with each holder receiving one Sandoz share for every five Novartis shares or one Sandoz ADR for every five Novartis ADRs, held at the close of business on October 3, 2023.

The Spin-off of Sandoz enables Novartis to complete its transformation to become a leading, focused medicines company. With capital allocation and management attention fully focused on innovative medicines, Novartis is well-positioned for sustained top- and bottom-line growth.

“This is a truly historic moment for Novartis and Sandoz, as we begin new chapters as independent companies. With several consecutive quarters of sales growth, Sandoz starts out from a position of strength as a global leader in Generics and Biosimilars, and I am confident they are poised to deepen their impact on patients and society,” said Vas Narasimhan, M.D., CEO of Novartis. “Today, after more than USD 100bn in transactions over the last few years, Novartis emerges as a fully focused innovative medicines company. We are entering this new era with strong financial performance and R&D momentum, and I’m more confident than ever in our ability to reimagine medicine for and with patients around the globe.”

With its new strategy unveiled in 2022, Novartis has now transformed into a focused innovative medicines business, concentrated on four core therapeutic areas: Cardiovascular, Renal and Metabolic (CRM), Immunology, Neuroscience, and Oncology. Multiple significant in-market and pipeline assets in each of these areas offer the opportunity to address high disease burden, and the potential for substantial growth, in particular in Novartis priority geographies of the US, China, Germany and Japan.

In addition to two established technology platforms (Chemistry and Biotherapeutics), three next-generation platforms (Cell & Gene Therapy, Radioligand Therapy, and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Novartis has an industry-leading, catalyst-rich pipeline with ~150 projects in clinical development.

With the strong momentum from the first half of the year and positive pipeline evolution, Novartis reiterates guidance for FY20231, which was raised at the Q2 results in July:

•	Sales are expected to grow high single digit and
•	Core Operating Income is expected to grow low double digit to mid-teens.

Novartis also reiterated its disciplined, shareholder-focused approach to capital allocation. This includes the ongoing USD15bn share buy-back announced in July 2023 and the intention to continue paying a strong and growing annual dividend, up from the CHF 3.20 per share paid in 2023, without re-basing after the Sandoz Spin-off.

Shares of Sandoz will be listed and commence trading today from 09:00 CET under the symbol “SDZ” on the SIX Swiss Exchange (SIX), and Sandoz ADRs will be quoted and traded on OTCQX in the US over-the-counter market under the symbol "SDZNY". Shares of Novartis will continue to trade on the SIX under the symbol “NOVN” and Novartis ADRs will continue to trade on the NYSE under the symbol “NVS”.

Disclaimer

This media update contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as "potential," "can," "will," "plan," "may," "could," "would," "expect," "anticipate," "look forward," "believe," "committed," "investigational," "pipeline," "launch," or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for the investigational or approved products described in this media update, or regarding potential future revenues from such products. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the investigational or approved products described in this media update will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations regarding such products could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this media update as of this date and does not undertake any obligation to update any forward-looking statements contained in this media update as a result of new information, future events or otherwise.

About Novartis

Novartis is a focused innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

1.	Outlook previously provided for ‘Novartis ex Sandoz, (IM + Corporate)’. Barring unforeseen events; growth vs prior year in cc. Key assumptions include: no US Entresto Gx at risk launch in 2023, no Sandostatin LAR generics enter in the US in 2023

# # #

Novartis Media Relations
E-mail: media.relations@novartis.com

Puja Kalra		Richard Jarvis
+41 79 699 9598		+ 41 79 584 2326
puja.kalra@novartis.com		richard.jarvis@novartis.com

Central		North America
Anja von Treskow	+41 79 392 9697	Julie Masow	+1 862 579 8456
Anna Schäfers	+41 79 801 7267	Michael Meo	+1 862 274 5414
		Marlena Abdinoor	+1 8617 335 9525

Switzerland
Satoshi Sugimoto	+41 79 619 2035

Novartis Investor Relations
Central investor relations line:
+41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Sloan Simpson	+1 862 345 4440
Nicole Zinsli-Somm	+41 61 324 3809	Parag Mahanti	+1 973 876 4912
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 4, 2023	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting